UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

The TriZetto Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

449934108

(CUSIP Number)

General Counsel
IMS Health Incorporated
1499 Post Road
Fairfield, Connecticut 06824
(203) 319-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449934108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IMS Health Incorporated; I.R.S. Identification No. 06-1506026

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,142,857

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 12,142,857

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,142,857 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.56%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D with respect to the common stock of The TriZetto Group, Inc. (“TriZetto”) filed by IMS Health Incorporated, a Delaware corporation (“IMS”), on April 7, 2000 and amended and supplemented by IMS on May 19, 2000 and October 2, 2000 (as amended and supplemented prior to this Amendment No.3, the “Original Filing” and as amended and supplemented by this Amendment No. 3, this “Statement”).

The address of the principal executive office of TriZetto is: The TriZetto Group, Inc., 567 San Nicolas Drive, Suite 360, Newport Beach, California 92660.  This Statement relates to the common stock, par value $0.001 per share, of TriZetto (the “TriZetto Common Stock”).

Item 2.	Identity and Background
Item 2 of the Original Filing is hereby amended and restated in its entirety as follows:

(a)-(c); (f)  The principal business address of IMS is: IMS Health Incorporated, 1499 Post Road, Fairfield, Connecticut 06824.  IMS is a provider of information solutions to the pharmaceutical and healthcare industries.

The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers, as applicable, of IMS is set forth in Exhibit A hereto.  Except as otherwise indicated in Exhibit A hereto, each person listed in Exhibit A hereto is a citizen of the United States.

(d)-(e)  During the last five years, none of IMS or, to the knowledge of IMS, any of the persons listed on Exhibit A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction
Item 4 of the Original Filing is hereby amended by deleting the final paragraph thereof and adding the following at the end of the Item:

On December 3, 2004, pursuant to the terms of the Stockholder Agreement, which was filed as Exhibit C to the Original Filing and is hereby incorporated herein by reference in response to this Item 4, IMS delivered a Right of First Refusal Notice (as defined in the Stockholder Agreement) to TriZetto, which notice constitutes an irrevocable offer to sell to TriZetto all of the 12,142,857 shares of TriZetto Common Stock (the “Offered Shares”) owned by IMS for an amount in cash equal to $6.75 per share.  On December 6, 2004, TriZetto notified IMS that TriZetto intends to exercise its right to purchase the Offered Shares on such terms prior to the expiration of its right of first refusal.  TriZetto’s notice, however, did not constitute an exercise or rejection of TriZetto’s right of first refusal.

Other than as set forth herein, neither IMS, nor to the best of IMS’s knowledge any of the individuals named in Exhibit A hereto, have any plans or proposals which relate to or would result in any of the events described by Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Original Filing is hereby amended and restated in its entirety as follows:

(a) - (b)   IMS beneficially owns 12,142,857 shares of TriZetto Common Stock representing approximately 25.56% of the outstanding shares of TriZetto Common Stock, based on TriZetto’s report on Form 10-Q for the quarter ended September 30, 2004.  IMS has sole power to vote and sole power to dispose of 12,142,857 shares of TriZetto Common Stock.

David M. Thomas, Chairman and Chief Executive Officer of IMS, beneficially owns options exercisable within 60 days for 16,500 shares of TriZetto Common Stock that he received in his capacity as a director of TriZetto.  IMS disclaims beneficial ownership of the shares of TriZetto Common Stock beneficially owned by Mr. Thomas.

Except as set forth in this Item 5, none of IMS or, to the best of IMS’s knowledge, any of the individuals named in Exhibit A hereto beneficially owns any shares of TriZetto Common Stock.
(c) None of IMS, or to the best of IMS’s knowledge, any of the individuals named in Exhibit A hereto, has effected any transaction in TriZetto Common Stock during the past 60 days.

(d)           Except as set forth in this Item 5, no other person is known by IMS to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the TriZetto Common Stock beneficially owned by IMS.

(e) Not applicable.
Item 7.	Material to Be Filed as Exhibits
	Exhibit A	Directors and Executive Officers of IMS Health Incorporated.
Exhibit B

Agreement and Plan of Reorganization, dated as of May 16, 2000, by and among The TriZetto Group, Inc., Elbejay Acquisition Corp., IMS Health Incorporated, and ERISCO Managed Care Technologies (previously filed as Exhibit 2.1 to IMS’s Current Report on Form 8-K, filed on May 17, 2000 and incorporated herein by reference).

Exhibit C

Stockholder Agreement, dated as of October 2, 2000, by and between The TriZetto Group, Inc. and IMS Health Incorporated (previously filed as Exhibit C to IMS’s Amendment No. 2 to Schedule 13D, filed on October 2, 2000 and incorporated herein by reference).

Exhibit D

Registration Rights Agreement, dated as of October 2, 2000, by and between The TriZetto Group, Inc. and IMS Health Incorporated (previously filed as Exhibit D to IMS’s Amendment No. 2 to Schedule 13D, filed on October 2, 2000 and incorporated herein by reference).

Exhibit E	Right of First Refusal Notice, dated as of December 3, 2004, from IMS Health Incorporated to The TriZetto Group, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

IMS HEALTH INCORPORATED

December 7, 2004
Date

By:	/s/ Robert H. Steinfeld
Name:	Robert H. Steinfeld
Title:	Senior Vice President, General Counsel and Corporate Secretary

Exhibit A

DIRECTORS AND EXECUTIVE OFFICERS OF

IMS HEALTH INCORPORATED

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of IMS Health Incorporated (“IMS”) is set forth below. Except as set forth below each of the directors and executive officers is a citizen of the United States.  The business address of each director and officer is IMS Health Incorporated, 1499 Post Road, Fairfield, CT 06824.  Unless otherwise indicated, each occupation set forth opposite an executive officer’s name refers to employment with IMS.

Name	Present Principal Occupation or Employment

Directors

Constantine L. Clemente	Retired Executive Vice President, Corporate Affairs, Secretary and Corporate Counsel of Pfizer, Inc., New York, NY

James D. Edwards	Retired Managing Partner – Global Markets, Andersen, Atlanta, GA

Kathryn E. Giusti	President, Multiple Myeloma Research Foundation, New Canaan, CT; President, Multiple Myeloma Research Consortium, New Canaan, CT

John P. Imlay, Jr.	Chairman, Imlay Investments, Inc., Atlanta, Georgia

Robert J. Kamerschen	Retired Chairman and Chief Executive of ADVO, Inc., Windsor, CT

H. Eugene Lockhart	Venture Partner for Oak Investment Partners, Westport, CT

M. Bernard Puckett	Chairman of the Board, Openwave Systems, Inc., Redwood City, CA; Private Investor, Laguna Beach, CA

David M. Thomas	Chairman and Chief Executive Officer, IMS, Fairfield, CT

William C. Van Faasen	Chairman, President and Chief Executive Officer, Blue Cross and Blue Shield of Massachusetts, Boston, MA

Name	Present Principal Occupation or Employment

Executives

David M. Thomas	Chairman and Chief Executive Officer

David R. Carlucci	President and Chief Operating Officer

Gilles V. J. Pajot*	President, IMS Europe

Nancy E. Cooper	Senior Vice President and Chief Financial Officer

Robert H. Steinfeld	Senior Vice President, General Counsel and Corporate Secretary

Murray L. Aitken	Senior Vice President, Global Consulting & Services

Bruce F. Boggs	President, IMS Americas

Leslye G. Katz	Vice President and Controller

Jeffrey J. Ford	Vice President and Treasurer

* Non-U.S. citizen

EXHIBIT E

IMS Health Incorporated

1499 Post Road

Fairfield, CT 06824

December 3, 2004

The TriZetto Group, Inc.
567 San Nichols Drive, Suite 367
Newport Beach, CA 92660
Attention:	Jeffrey H. Margolis
James J. Sullivan

Dear Sirs:

Reference is made to the Stockholder Agreement, dated as of October 2, 2000 (the “Stockholder Agreement”), by and between The TriZetto Group, Inc., a Delaware corporation (“TriZetto”), and IMS Health Incorporated, a Delaware corporation (“IMS”).  Capitalized terms used but not defined herein shall have the meaning set forth in the Stockholder Agreement.

Pursuant to Section 6.1(a) of the Stockholder Agreement, IMS hereby notifies TriZetto that it has received an offer from [REDACTED] to the purchase its 12,142,857 Shares (such Shares, the “First Refusal Shares”) and it proposes to Transfer such Shares to [REDACTED] on the terms described below (the “Proposed Transfer”).  This notice shall constitute a Right of First Refusal Notice for purposes of Section 6.1 of the Stockholder Agreement.

The Proposed Transfer would be subject to the following terms (together such terms to constitute the “Offer Terms”):

•      Price:  $6.75 per Share at the closing;

•      Form of Consideration:  Cash on hand, not subject to any financing condition;

•      Timing:  Closing by year-end 2004, subject to any regulatory approvals; and

•      Documentation:  Stock purchase agreement containing customary terms and conditions for similar transactions.

Pursuant to Section 6.1(a) of the Stockholder Agreement, IMS hereby irrevocably offers to sell to TriZetto the First Refusal Shares on the Offer Terms and the other terms and conditions set forth in Section 6 of the Stockholder Agreement.

Very truly yours,

IMS HEALTH INC.

		By	/s/ David M. Thomas
			Name:	David M. Thomas
			Title:	Executive Chairman

cc:	K.C. Schaaf
Michael E. Flynn
(Stradling Yocca Carlson & Rauth)